SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 OF the Securities Exchange
                                   Act of 1934

                            For the month of May 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                Av. Ayrton Senna da Silva, 1633 - 2(degree) andar
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F  X Form 40-F
                                            ---          ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))


                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes     No  X
                                              ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Tele Nordeste Celular Participacoes S.A.

Balance sheets

March 31, 2004

(In thousands of reais)

                                                             Company             Consolidated
                                                       -------------------    -------------------
Assets                                                 03.31.04   12.31.03    03.31.04   12.31.03
                                                       --------   --------    --------   --------
Current assets
   Cash and cash equivalents                             21,157        199     324,092    338,111
   Trade accounts receivable                                  -          -     218,863    208,614
   Inventories                                                -          -      20,861     12,380
   Recoverable taxes                                      2,017     11,548      78,396    107,576
   Deferred income and social contribution taxes          1,161        937      53,879     52,409
   Dividends and interest on shareholders' equity         9,169     30,746           -          -
   Prepaid expenses                                         163          0      25,820      1,617
   Other assets                                             992        940       4,011      3,448
                                                        -------    -------    --------  ---------

                                                         34,659     44,370     725,922    724,155
                                                        -------    -------    --------  ---------

Noncurrent assets
   Recoverable taxes                                          0          0      17,869     15,531
   Deferred income and social contribution taxes          3,926      2,724      87,862     92,955
   Loan to subsidiaries                                   3,579      2,079           -          -
   Other assets                                              51         29       3,665      3,391
                                                        -------    -------    --------  ---------

                                                          7,556      4,832     109,396    111,877
                                                        -------    -------    --------  ---------

Permanent assets

   Investments                                          937,688    889,317          -           -
   Property, plant and equipment                          2,272      2,580     655,599    689,243
                                                        -------    -------    --------  ---------

                                                        939,960    891,897     655,599    689,243
                                                        -------    -------    --------  ---------

   Total assets                                         982,175    941,099   1,490,917  1,525,275
                                                        =======    =======   =========  =========



                                                             Company             Consolidated
                                                       -------------------    -------------------
Liabilities and shareholders' equity                   03.31.04   12.31.03    03.31.04   12.31.03
                                                       --------   --------    --------   --------

Current liabilities
   Trade accounts payable                                 1,514      1,313     130,611    195,032
   Loans                                                      -          -      40,374     40,899
   Taxes payable                                            410      9,381      37,903     48,868
   Salaries and vacations payable                         4,685      3,202       9,079     10,024
   Due to related parties                                     0          2           0          0
   Dividends and interest on shareholders' equity        43,949     43,871      51,430     56,283
   Use license                                                0          0      22,708     22,080
   Other liabilities                                        415      2,001      31,237     28,258
                                                        -------    -------    --------  ---------

                                                         50,973     59,770     323,342    401,444
                                                        -------    -------    --------  ---------

Noncurrent liabilities
   Loans                                                      -          -      20,077     39,800
   Loan to subsidiaries                                   2,622      4,239           0          0
   Provision for contingencies                               47         48       8,714      9,615
                                                        -------    -------    --------  ---------

                                                          2,669      4,287      28,791     49,415
                                                        -------    -------    --------  ---------

Minority Interests
                                                              -          -     210,251    197,374
                                                        -------    -------    --------  ---------

Shareholders' equity
   Paid in capital                                      318,248    313,709     318,248    313,709
   Capital reserve                                      144,352    144,352     144,352    144,352
   Profit reserves                                      141,131    141,131     141,131    141,131
   Retained earnings                                    324,802    277,850     324,802    277,850
                                                        -------    -------    --------  ---------

                                                        928,533    877,042     928,533    877,042
                                                        -------    -------    --------  ---------

    Total liabilities and shareholders' equity          982,175    941,099   1,490,917  1,525,275
                                                        =======    =======   =========  =========


See accompanying notes .


Tele Nordeste Celular Participacoes S.A.


Statements of income

For the period of three months ended March 31, 2004

(In thousands of reais)



                                                                  Company                  Consolidated
                                                         ---------------------------  -----------------------
                                                          03.31.04       03.31.03     03.31.04     03.31.03
                                                         ------------  -------------  ----------   ----------


Gross revenue from services and sales
    Telecommunication services and sale of goods                   -              -     327,540      307,827

Deductions                                                         -              -     (76,708)     (68,572)
                                                         ------------  -------------  ----------   ----------

Net revenue                                                        -              -     250,832      239,255

Cost of goods sold and services rendered                           -              -     (99,653)    (108,263)
                                                         ------------  -------------  ----------   ----------

Gross profit                                                       -              -     151,179      130,992

Operating revenues (expenses):
    Selling expenses                                               -              -     (63,388)     (55,464)
    General and administrative expenses                       (2,136)        (2,721)    (23,389)     (20,645)
    Financial expenses                                          (341)        (1,799)     (9,282)     (42,487)
    Financial income                                             232            395      20,668       52,384
    Equity pickup from subsidiaries                           48,371         35,547           -         (788)
    Other operating income                                         2            229       6,190        3,833
    Other operating expenses                                     (10)           (20)    (13,890)     (10,230)
                                                         ------------  -------------  ----------   ----------

Operating income                                              46,118         31,631      68,088       57,595
                                                         ------------  -------------  ----------   ----------

    Nonoperating income                                            0             13          68           96
    Nonoperating expenses                                          0             (7)        (91)        (163)
                                                         ------------  -------------  ----------   ----------

Income before taxes on income and reversal of                 46,118         31,637      68,065       57,528
                                                         ------------  -------------  ----------   ----------
  interest on own capital

    Income and social contribution taxes                           0              0     (10,169)     (14,516)
    Reversal of interest on own capital                            0              0           0            -
                                                         ------------  -------------  ----------   ----------

Income before minority interests                              46,118         31,637      57,896       43,012
                                                         ------------  -------------  ----------   ----------

Minority interests                                                 -              -     (10,944)     (10,046)
                                                         ------------  -------------  ----------   ----------

Net income for the period                                     46,118         31,637      46,952       32,966
                                                         ============  =============  ==========   ==========

Net income per thousand shares - R$                             0.13           0.09
                                                         ============  =============

Number of shares at end of period (thousands)            359,268,490    345,739,620
                                                         ============  =============


See accompanying notes.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QURATERLY INFORMATION (ITR)                                   Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER                                   03/31/2004


--------------------------------------------------------------------------------
       01766-3 TELE NORDESTE CELULAR PARTICIPACOES S.A. 02.558.156/0001-18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES
--------------------------------------------------------------------------------


                       Notes to quarterly information for
                        the quarter ended March 31, 2004

 (In thousands of reais, unless otherwise stated)


1    Operations

Tele Nordeste Celular Participacoes S.A. was incorporated on May 22, 1998, through spin-off of certain assets and liabilities of TELEBRAS, based on the balance sheet as of February 28, 1998, in connection with the privatization process of the telecommunications sector in Brazil.

Tele Nordeste Celular Participacoes S.A. is a publicly traded corporation controlled by Tim Brasil Servicos e Participacoes S.A., which holds 52.69% of voting capital and 22.61% of total capital.

The subsidiaries of Tele Nordeste Celular Participacoes S.A. were concessionaires of Mobile Cellular Telephone Services ("SMC") and other activities necessary or requisite to perform these services. Under the Authorization Terms, executed between those subsidiary companies and National Telecommunications Agency (ANATEL) at December 10, 2002, those subsidiaries were authorize to engage in Personal Mobile Services ("SMP") in the geographic area of the subsidiaries for an indefinite period, and the referred to Authorization Terms superseded the concession agreements.

The business activities of subsidiary operators, including the services they may provide and the maximum tariff rates to be charged are regulated by ANATEL, the regulatory agency for Brazil's telecommunications industry, in compliance with Law No. 9,472 of July 16, 1997 and the respective regulations.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QURATERLY INFORMATION (ITR)                                   Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER                                   03/31/2004


--------------------------------------------------------------------------------
       01766-3 TELE NORDESTE CELULAR PARTICIPACOES S.A. 02.558.156/0001-18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES
--------------------------------------------------------------------------------



2    Corporate Reorganization - The Millennium Project

a)   The Millennium Project

At the time the controlling shareholder of Tele Nordeste Celular Participacoes S.A. acquired its common shares participation, resulting from the privatization process, it paid an amount in addition to the accounting value of the common shares, thus characterizing a premium. In the first quarter of 2000, Tele Nordeste Celular Participacoes S.A. and its controlling shareholder started a corporate reorganization for the transfer of this premium to its subsidiary operators in order to benefit of the tax deductibility resulting from the premium amortization.

As the first phase of the corporate restructuring, the premium was transferred to Tele Nordeste Celular Participacoes S.A. by means of a two-step process, involving the formation by the controlling shareholder of a new subsidiary to which the premium was transferred and later on the merger by absorption of this new subsidiary into Tele Nordeste Celular Participacoes S.A. on April 3, 2000. These two steps were completed on April 28, 2000, at which date they were approved by the Extraordinary Shareholders General Meeting.

In the second phase, Tele Nordeste Celular Participacoes S.A. performed a spin-off, by which the subsidiary operators incorporated the respective participation in the premium. This second phase was approved by the Board of Directors of Tele Nordeste Celular Participacoes S.A. on May 30, 2000 and by the Extraordinary Shareholders General Meeting of each subsidiary on June 30, 2000.

The accounting records kept for corporate and tax purposes resulting from the corporate restructuring process described above present specific accounts related to premium, provision, respective amortization and reversal of the recorded provision and tax credit, the balances of which are as follows:

                                                            Consolidated
                                                     --------------------------
                                                      03.31.04        12.31.03
                                                     ----------      ----------
Premium incorporated for investment acquisition,
 net of accumulated amortization                       320,929         339,445
Provision for shareholders' equity integrity,
 net of reversals                                     (211,813)       (224,033)
                                                    ----------      ----------
 Tax benefits                                          109,116         115,412
                                                    ==========      ==========


The premium was recorded under the financial precept of expected future profitability and is being amortized over a 10-year period, as per the appraisal report prepared by a specialized firm. In view of the Company's projected operating results, the amortization of the first two years was at the annual rate of 4%, whereas the remaining balance is being amortized on a straight-line basis over the remaining 8 years, in consonance with the appraisal report. During the current year, there were no changes in the Company's management expectation in relation to the amortization period established.

The provision for integrity of net equity represents approximately 66% of premium net of amortization. The purpose of this provision is to preserve the flow of income distribution to shareholders, allowing premium amortization to become neutral in relation to the flow of dividends to be paid in the future.

In order to provide a better presentation of the financial statements, the net amount of premium less the provision of R$ 109,116, that, in essence, represents the tax credit balance, was classified in the balance sheet under current assets (R$ 25,180) and noncurrent assets (R$ 83,936) as deferred income and social contribution tax credits. Amortization of premium and the reversal of the provision are recorded, respectively, as other operating expenses and income.

b) Merger of operators

The corporate restructuring process consisted, substantially, of the merger of Telasa Celular S.A., Teleceara Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. into Telpe Celular S.A.. In December 2003, the subsidiary operators applied to ANATEL for previous approval of this restructuring process, considering their migration from Mobile Cellular Telephone Services ("SMC") to Personal Mobile Communications Service - PCS ("Servico Movel Pessoal - SMP").

At January 30, 2004, the Explanatory Record of Merger for Telasa Celular S.A., Teleceara Celular S.A., Telepisa Celular S.A., Telern Celular S.A. and Telpa Celular S.A., the operators to be merged into Telpe Celular S.A., was approved. At that same date, the respective accounting entries for the merger of net assets of such operators were posted in the accounting books of Tim Nordeste Telecomunicacoes S.A (former Telpe Celular S.A.).

This corporate restructuring is aimed at integration of the activities performed by those operators which belong to the same economic group, enabling better use of synergies, the expansion of Telpe Celular S.A.'s operations, the decrease in expenses with maintenance of six distinct legal entities, and concentrated liquidity of shares of the subsidiary operators of Tele Nordeste Celular Participacoes S.A..


3    Presentation of the Quarterly Information - Company and Consolidated

The consolidated quarterly information was prepared in accordance with the accounting practices adopted in Brazil and the specific standards issued by the Brazilian Securities Commission (CVM).

Certain reclassifications have been made to the March 31 2003 income statement accounts for conformity and consistency with current year presentation.


4    Consolidated Financial Statements

The consolidated financial statements at March 31, 2004 and December 31, 2003 include Tele Nordeste Celular Participacoes S.A. and the following subsidiary companies:

                                                         Participation %
                                                   ----------------------------
                                                    03.31.2004      12.31.2003
                                                   ------------    ------------
Tim Nordeste Telecomunicacoes S.A.
  (antiga Telpe Celular S.A.)                         79.05%          79.83%
Telasa Celular S.A.                                      -            79.50%
Teleceara Celular S.A.                                   -            80.43%
Telepisa Celular S.A.                                    -            80.01%
Telern Celular S.A                                       -            76.94%
Telpa Celular S.A.                                       -            72.69%



The consolidation process includes the following principal procedures:

a. Elimination of intercompany asset and liability balances;

b. Elimination of participation in subsidiaries' capital, reserves and retained earnings;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interests in the consolidated financial statements.

e. Reclassification of the income tax incentive recorded by the subsidiary operator as capital reserve into income for the year.


5    Summary of Principal Accounting Practices (parent company and subsidiaries)

Complying with the accrual basis of accounting, the Company and its subsidiaries adopt the following accounting practices:

a. Cash and cash equivalents

Consists of bank account balances and short-term investments. The latter are stated at cost plus earnings to the balance sheet date.

b. Trade accounts receivable

Accounts receivable from telecommunication service subscribers are stated at the tariff rate in effect on the date the service is rendered. They also include amounts receivable from services rendered but not billed up to the balance sheet date as well as receivables arising from the sale of cellular telephones.

c. Allowance for doubtful accounts

It is set up at an amount considered sufficient to cover any adventitious losses arising on collection of accounts receivable, taking into consideration the risks involved.

d. Inventories

Comprising mainly cellular telephones for resale, are valued at average cost, net of a provision for adjustment to market value, when applicable.

e. Investments

Investments in subsidiaries and affiliates are valued at the equity method, and their accounting practices are in line with those of the parent company.

f. Property, plant and equipment

Property, plant and equipment are recorded at acquisition or construction cost, less accumulated depreciation. Expenditures incurred with repair and maintenance costs are capitalized when representing improvements (increase of installed capacity or extended estimated useful life), otherwise they are charged to operating results, observing the accrual basis. Interest on loans financing construction in progress is capitalized and depreciated over the estimated useful life of the asset item. The recovery of property, plant and equipment through operations is reviewed annually.

Depreciation is calculated by the straight-line method at rates that take the estimated useful life of the assets into consideration, as shown in Note 10.

g. Income and social contribution taxes

The operator, under Incorporation Reports ("Laudos Constitutivos), issued at March 31, 2003, by the Northeast Development Agency (ADENE), became a beneficiary of the tax incentive whereby: (i) a reduction of 75% of the income tax and surtaxes not refundable is granted for a period of 10 years from 2002 to 2011, calculated on the operating income ("lucro da exploracao") arising from the implementation of the Company's installed capacity for providing digital mobile communications services; and (ii) reduction of 37.5%, 25% and 12.5% of the income tax and surtaxes refundable is granted for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on the operating income ("lucro da exploracao") arising from the implementation of the Company's installed capacity for providing analogic mobile communications services.

At the operator, taxes are calculated and accounted for at the rate in effect at the date of preparation of the quarterly information, according to the accrual basis. The value corresponding to the income tax reduction benefit previously mentioned is recorded as a reduction in the provision for income tax payable, against Capital reserve - tax incentive, in shareholders' equity.

Deferred income and social contribution taxes are recorded in current and noncurrent assets, according to their expected realization date, and are reviewed annually.

The tax credit resulting from merger of the spun off assets of Tele Nordeste Celular Participacoes S.A. into its subsidiaries is being realized over a 10-year period.

h. Loans and financing

Loans and financing include interest accrued to the balance sheet date. As mentioned in Note 11, the subsidiary Company has hedge contracts that effectively convert liabilities denominated in U.S. dollars into obligations denominated in reais, in order to protect themselves against an unexpected devaluation of the real in relation to the U.S. dollar. Hedge operation gains and losses are shown in the statement of operations on the accrual basis, at contracted rates.

i. Vacations accrual

Vacations and related charges are accrued in proportion to the vacation acquisition period.

j. Provision for contingencies

It is set up based on management's expectations, supported by the legal advisors' opinion, at amounts judged sufficient to cover probable losses and risks.

k. Recognition of operating income

Income derived from services rendered and from the sale of cellular telephones is recorded according to the date the services are rendered or the sale made. The telecommunication cellular services comprise the subscription, use of network and other services rendered to subscribers and other telecommunication operators. Services rendered in the period between the billing dates up to the end of each month are estimated and recognized as income in the month the service is rendered.

Prepaid telecommunication services are recognized on the accrual basis in the period they are used based on the effective use recorded in each period.

l. Employees' profit sharing

The Company accrued the employees' participation in profit based on operating goals and the amounts are subjected to the approval of the Shareholders' General Meeting.

m. Financial instruments

The Company estimates, based on the relevant market information available or other evaluation techniques, the fair value of the financial instruments, including the hedge instruments, at the balance sheet date.

n. Use of estimates

The preparation of the Company's and consolidated quarterly information requires management to make estimates and establish assumptions that may affect the amounts disclosed in the financial statements and corresponding notes. The actual results may differ from these estimates.

o. Income per 1,000-share lot

Income per 1,000-share lot is calculated based on the number of outstanding shares at the balance sheet date.


6    Transactions with Related Parties

Significant transactions with subsidiary Tim Nordeste Telecomunicacoes S.A. are represented by loans, and were carried out under normal market conditions.


                                                   03.31.04         12.31.03
                                                 ------------     ------------

ASSETS
Noncurrent                                             3,579            2,079
   Other rights                                        3,579            2,079

   Dividends and interest on
shareholders' equity                                   9,169           30,746

LIABILITIES
Current                                                    -                2
   Other obligations                                       -                2

Noncurrent                                             2,622            4,239
   Loan                                                2,622            4,239

EXPENSES                                                  97            5,532
   Financial expenses                                     97            5,532

INCOME                                                   109           33,147
   Financial income                                        -                -
   Interest on shareholders' equity                      109           33,147



Loans relate to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate Deposits (CDI) rate.


7    Trade Accounts Receivable


                                                       Consolidated
                                              -------------------------------
                                                 03.31.04         12.31.03
                                              --------------   --------------

Services billed                                    109,524          110,084
Unbilled services                                   34,417           36,303
Network use                                         77,612           59,034
Sale of goods                                       34,966           38,726
                                              --------------   --------------
                                                   256,519          244,147

Allowance for doubtful accounts                    (37,656)         (35,533)
                                              --------------   --------------

                                                   218,863          208,614
                                              ==============   ==============


Current                                            123,001           98,790
Past due up to 60 days                              78,804           90,101
Past due over 60 days                               54,714           55,256
                                              --------------   --------------

                                                   256,519          244,147
                                              ==============   ==============


8    Deferred income and social contribution taxes

The Company and its subsidiaries, based on the expectation of future taxable income generation, recognizes tax credits on tax losses for the prior years, which do not have expiration term and whose offsetting is limited to 30% of the annual taxable income.

Deferred income and social contribution tax credits are represented as follows:

                                                     Company               Consolidated
                                             ----------------------    ----------------------
                                              03.31.04    12.31.03      03.31.04    12.31.03
                                             ----------  ----------    ----------  ----------
Credit from the merger
  (Note 2 and 5g)                                   -           -       109,116     115,412
Provision for contingencies                        16          16         2,963       3,269
Allowance for doubtful accounts                     -           -        12,643      12,081
Employees' profit sharing                         627         532         1,332       1,104
Tax losses                                      2,887       2,003         3,684       2,694
Loan for use depreciation - complement              -           -         8,957       8,638
Social contribution tax loss carryforward       1,039         721         1,223         526
Other provisions                                  518         389         1,823       1,640
                                             ---------   ---------     ---------   ---------

                                                5,087       3,661       141,741     145,364

Short-term                                     (1,161)       (937)      (53,879)    (52,409)
                                             ---------   ---------     ---------   ---------

Long-term                                       3,926       2,724        87,862      92,955
                                             =========   =========    ==========   =========


According to the projections prepared by the Company's management, the long-term deferred income and social contribution taxes existing at March 31, 2004 will be realized over the following years:


                                                  03.31.2004
                                     -----------------------------------
                                          Company         Consolidated
                                     -----------------  ----------------

         2005                                   3,936            25,180
         2006                                       -            25,180
         2007                                       -            25,180
         2008                                       -            12,322
                                     -----------------  ----------------
                                                3,936            87,862
                                     =================  ================


The reconciliation of income and social contribution tax expense calculated by the application of the combined tax rates and the amounts charged against the operating results for the period in 2003 and 2002 is shown below:

                                                             Company               Consolidated
                                                      ----------------------   ----------------------

                                                       03.31.04    03.31.03     03.31.04    03.31.03
                                                      ----------  ----------   ----------  ----------
Income before taxes on income                            46,118      31,637       68,065      57,528

Combined tax rate                                           34%         34%          34%         34%

                                                      ----------  ----------   ----------  ----------

Income and social contribution taxes due                 15,680      10,757       23,142      19,560

Additions (deductions):
Provision for shareholders' equity integrity                  -           -       (4,155)     (4,155)
Equity pickup                                           (16,446)    (12,086)           -         268
Sudene tax incentive                                          -           -       (7,087)          -
Other                                                       (68)          -       (1,731)     (1,157)
                                                      ----------  ----------   ----------  ----------
                                                        (16,514)    (12,086)     (12,973)     (5,044)
Income and social contribution taxes charged
   (credited) to operating results for the period          (834)     (1,329)      10,169      14,516
                                                      ==========  ==========   ==========  ==========

Actual tax rate                                           -1.8%       -4.2%        14.9%       25.2%
                                                      ==========  ==========   ==========  ==========


 9   Investments (Company)

Participation in subsidiary at March 31, 2004

                                                  Tim Nordeste
                                                     Telecomu-
                                                 nicacoes S.A.
                                                 -------------

Capital                                                483,618

Number of shares held (000)
Common                                              11,151,333
Preferred                                           18,072,405

Participation (%)                                     79.0500%

Shareholders ' equity without the premium
special reserve as of 03.31.04                       1,003,376
                                                 =============

Income for the period                                   52,228
                                                 =============

Equity pickup                                           48,371
                                                 =============

Investment                                             793,124
Special premium reserve                                144,564

                                                 -------------
Investment at 03.31.04                                 937,688
                                                 =============




 9   Investments (Company) - Continued

Participation in subsidiaries and affiliate at December 31, 2003

                                        Telasa       Telpe       Telpa      Telern     Teleceara   Telepisa     Timnet.
                                        Celular     Celular     Celular     Celular     Celular     Celular       Com
                                          S.A.        S.A.        S.A.        S.A.        S.A.        S.A.        S.A.     Balance
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------  ---------
Capital                                   58,208     137,393      45,151     47,200      153,787      40,987        (a)

Number of shares held (000)
Common                                 2,858,177   3,871,814     458,443    367,518      780,429     841,585
Preferred                              3,949,168   4,770,070     966,815    803,172    1,410,941   1,601,738         -

Participation (%)                       79.4994%    79.8329%    72.6896%   76.9429%     80.4261%    80.0090%

Shareholders' equity without premium
special reserve at 12.31.03              101,499     258,725      92,065     89,546      330,870      66,963
                                       ==========  ==========   =========  =========   ==========  ==========   =========  =========

Income for the year                       24,662      48,427      23,577     19,219       85,754      15,797
                                       ==========  ==========   =========  =========   ==========  ==========   =========  =========

Equity pickup                             25,851      45,408      22,914     19,665       91,018      16,218      (3,250)   217,824
                                       ==========  ==========   =========  =========   ==========  ==========   =========  =========

Investment                                80,282     208,650      66,529     68,840      266,761      53,691                744,753
Special premium reserve                   14,385      66,271      13,147     13,277       29,789       7,695           -    144,564

                                       ----------  ----------   ---------   ---------  ----------  ----------   ---------  ---------
Investment at 12.31.03                    94,667     274,921      79,676     82,117      296,550      61,386           -    889,317
                                       ==========  ==========   =========  =========   ==========  ==========   =========  =========


(a) On December 18, 2003, the Company disposed of its equity investment in TIMNet.com S.A., which resulted in a gain of R$ 12,570.


10   Property, plant and equipment

                                                          Company                            Consolidated
                                                    -------------------  -------------------------------------------------
                                                    03.31.04   12.31.03                 03.31.04                 12.31.03
                                                    --------   --------  -------------------------------------- ----------
                                     Average annual
                                       depreciation  Net        Net                    Accumulated      Net        Net
                                   depreciation (%)  balance    balance   Cost         depreciation     balance    balance
                                   ----------------  -------    -------   ---------    ------------     -------    -------
Assets and installations in service
Switching equipment                         14.29          -         -     165,435       (106,161)       59,274     64,818
Transmission equipment                      14.29          -         -     679,937       (503,600)      176,337    198,114
Terminal equipment                      12,5 a 50          6         7      85,703        (63,282)       22,421     17,928
Infrastructure                             4 a 20        137       168      69,895        (27,298)       42,597     44,056
Assets for general use                    10 a 20      1,046     1,184      62,587        (37,983)       24,604     25,969
Software                                       20        864     1,002     176,924        (87,421)       89,503     97,595
                                                     --------  --------  ----------      ---------     ---------  ---------

                                                       2,053     2,361   1,240,481       (825,745)      414,736    448,480

Land                                                       -         -       1,318              -         1,318      1,318
Assets and installations in service                      219       219     239,544              -       239,544    239,445
                                                     --------  --------  ----------      ---------     ---------  ---------

                                                       2,272     2,580   1,481,343       (825,745)      655,598    689,243
                                                     ========  ========  ==========      =========     =========  =========


a) Construction in progress

Work in progress comprises TDMA (Time Division Multiple Access) and GSM (Global System for Mobile Communications) technology-based equipment in implementation and/or installation stage in the Company's subsidiary operator, as a result of the greater investment intensity in this technology aimed to provide immediate service response in the capital cities located in the operator's area.


b) Lease

The Company's subsidiary operator leases equipment used in its sites under operational contracts maturing on different dates, which can be canceled without need of indemnity.

c) Property, plant and equipment recoverability

The Company's subsidiary operator began implementing the GSM technology on its service network in the second half of 2003, as a complement to its current TDMA technology. Considering that both technologies should be kept in operation by the subsidiaries up to March 31, 2004, no adjustment to property, plant and equipment was deemed necessary as a result of the GSM technology implementation.

d) Use license

In July 2003, the Company's subsidiaries were granted a License of Use of Radio Frequency Blocks in connection with "Plano Geral de Outorgas - PGO", related to the authorization for providing Personal Mobile Communications Service - PCS ("Servico Movel Pessoal - SMP").

The referred authorization is valid for the remaining period of the License for providing Personal Mobile Communications Service, which is the amortization period of the mentioned asset.

The amount owed for the grant will be adjusted based on the IGP-DI (General Price Index - Internal Availability) issued by the Getulio Vargas Foundation
(FGV), as from the grant date until the effective payment date, in case the payment occurs within 12 months from the date of the Grant Agreement, plus 1% monthly interest. Considering the Company's decision to settle the balance due over 12 months, the restated balance of R$ 22,708 was reclassified into "Other liabilities" in noncurrent liabilities.


11   Loans and financing


                                                              Consolidated
                                                          ---------------------
                                                           03.31.04   12.31.03
                                                          ---------- ----------
Foreign currency:

Loan in the amount of US$ 50,000,000, beating interest
based on the Libor rate for 3 months + 1.625% p.a.,
subject matter of a hedging operation for which the
rate is 100% of the CDI monthly variation to final
maturity                                                     60,451     80,699
                                                          ---------- ----------

Short-term amortizable amount                               (40,374)   (40,899)
                                                          ---------- ----------

Long-term amortizable amount                                 20,077     39,800
                                                          ========== ==========


The loan from the European Bank of Investment has financial covenants that are quarterly monitored. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with these covenants.

Loans are guaranteed by promissory notes in the amount of principal and interest due and by sureties of Tele Nordeste Celular Participacoes S.A.

The long-term loan portion matures up to 2005, as shown below:



                                                        Consolidated
                                                 --------------------------
                                                  03.31.2004    12.31.2003
                                                 ------------  ------------

         2005                                        20,077        39,800
                                                   ---------     ---------

                                                     20,077        39,800
                                                   =========     =========


The Company entered into hedge operations aimed protecting itself from the possible risk of the Brazilian real being devalued against the U.S. dollar. The amount of the hedge contract outstanding at the balance sheet date is R$ 60,451 and the operation matures at the same date of the loan contract.


12   Provision for Contingencies

Provision for contingencies is comprised as follows:


                                     Company                     Consolidated
                    ----------------------------- ----------------------------
                    03.31.2004     12.31.2003     03.31.2004     12.31.2003
                    -------------- -------------- -------------  -------------
Labor                         48             48         1,113          1,152
Tax                            -              -         3,508          3,484
Civil                          -              -         4,093          4,979
                    -------------- -------------- -------------  -------------

                              48             48         8,714          9,615
                    ============== ============== =============  =============


13   Shareholders' Equity


a)   Capital

The authorized capital of Tele Nordeste Celular Participacoes S.A. is 700,000,000,000 shares, according to the Company's bylaws.

At March 31, 2004, subscribed and paid-up capital is represented by 359,268,489,643 (357,854,533,643 at December 31, 2003) registered shares, of which 135,324,667,924 (135,324,667,924 at December 31, 2003) are common and
223,943,821,719 (222,529,865,719 at December 31, 2003) are preferred, all without par value.

Preferred shares have no voting rights, except in limited circumstances, but they are assured of priority in reimbursement of capital, without premium, and in the payment of minimum noncumulative dividends of 6% a year, on the amount resulting from the division of subscribed capital stock by the total number of Company shares.


b)   Capital reserve - Special premium reserve

This reserve was set up during the corporate reorganization process as stated in
Note 2, against net assets merged and represents the amount of future tax benefits resulting from premium amortization. The special reserve portion corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year on behalf of the controlling shareholder, with new issue of shares. The respective capital increase will be subject to preference rights of the minority stockholders, in proportion to their shareholdings, by kind and class, at the time of issue, and the amounts payable over the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with CVM Instruction No. 319/99.


c)   Income reserves


Statutory reserve

This represents the remaining balance of net income after paying minimum compulsory dividends and the preferred shares priority dividends, limited to 80% (eighty percent) of the capital of the Company, and aimed to expand its businesses.

Unearned income reserve

At December 31, 2003, the Company recorded an unearned income reserve from the equity investment portion not realized financially, substantially represented by the income tax incentive - capital reserve recorded by the subsidiaries, which is not subject to distribution among them, in the amount of R$ 49,807. The referred to reserve in the parent company will be reversed upon its effective realization or upon capitalization of tax incentive reserve by the subsidiaries.

As set forth by Law No. 10303/01, the reserve, in the amount of R$ 18,838, was recorded in the amount of the compulsory dividend which exceeded the realized portion of net income for the year.

Reserve for dividends payable

The Annual Shareholders' Meeting of April 4, 2002 approved the proposal made by management for formation of a reserve for dividends payable in the amount of R$ 14,825, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. The Company partially realized this reserve, having approved the distribution of R$ 10,280 for the year ended December 31, 2003 (R$ 2,244 in 2002).

d)   Dividends

According to its bylaws, Tele Nordeste Celular Participacoes S.A. must distribute 25% of net income, adjusted in accordance with paragraphs II and III of Law No. 6404/76, as dividends for each business year ending December 31. This will be distributed as minimum compulsory dividends to all shareholders, while complying with the determination of the following paragraph, and this value will be increased by the amount necessary to pay the priority dividends of preferred shares.

The amount corresponding to the minimum compulsory dividends will be initially used to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares will follow to the same limit as that for preferred shares; the balance, should there be any, will be distributed equally to all shares.

At the Extraordinary Shareholders' Meeting of December 20, 2002, the Company's bylaws were changed in order to conform to the New Corporation Law requirements, including Paragraph 1, article 10, which assures to the holders of preferred shares the right of receiving dividend per share, annually, corresponding to 3% (three percent) of net equity per share as per the latest balance sheet approved, whenever the established dividend in accordance with this criterion is higher than the dividend calculated in accordance with the prior criteria, described in the preceding paragraph.

e)   Retained earnings

The remaining net income balance for the year ended December 31, 2003, adjusted according to article 202 of Law No. 6404/76, in the amount of R$ 112,388, composes the balance of the retained earnings account, and was retained in order to allow for the retention of profits by subsidiaries for purposes of expanding their plants, as per the capital budget to be submitted to and approved by a Shareholders' Meeting to be timely convened.

As the limit of income reserves and retained earnings in relation to capital referred to in article 199 of Law No. 6404/76 was achieved, the Company management submitted for approval of the Board of Directors a proposal for capital increase without new issue of shares, in the amount of R$ 84,809, using retained earnings from prior years. Once approved by the Board of Directors, this proposal was submitted to and approved by the Shareholders' Meeting of April 22, 2004.

f)   Employee stock option plan

At May 4, 2001, the Company shareholders approved the implementation of an Employee Stock Option Plan (ESOP), initially provided to its directors, managers and key officers. The ESOP is effective for three years ending May 4, 2004. All the beneficiaries have already exercised 2/3 of the total options which they were entitled to, which corresponds to 1,440,754 lots of 1,000 shares, referring to the goals met in years 2001 and 2002, at the price of R$ 3.21 per 1,000-share lot. Out of this total, 26,798 and 1,413,956 lots of 1,000 shares were paid up in 2003 and 2004, representing capital increases of R$ 86 and R$ 4,539, respectively.


14   Financial Instruments


The carrying values of the financial instruments referring to the assets and liabilities of Tele Nordeste Celular and subsidiaries approximate, in March 31, 2004, their fair values and are properly presented in the specific notes about cash and cash equivalents, accounts receivable, transactions with related parties, debentures, loans and hedge operations. The effects of gains and losses are recognized in income as incurred.

Criteria, assumptions and limitations considered in calculating fair values are described as follows:

Cash and cash equivalents


The fair values of balances held in current accounts in banks and short-term investments are identical to their carrying values.


Intercompany loans receivable/payable

The fair values are identical to their carrying values since there are no similar instruments.


Recoverable deferred taxes

The fair values of these instruments are the same as their carrying values since recoverable taxes correspond to short-term prepayments and deferred taxes are essentially the portion of taxes relative to temporary additions and tax losses.


Loans and financing

The fair values of loans and financing were calculated on the basis of their present value, determined by means of future cash flows, and by using interest rates applicable to instruments of a similar nature involving similar terms and risks; alternatively, they were based on market quotations for these securities.


Derivatives

It is the Company's policy to eliminate market risks by avoiding assuming positions exposed to variations in market values and by operating only with instruments, which allow control of risks. The majority of derivative contracts are for swaps, using fixed interest rates as a hedging instrument for its loans.

The carrying balances of the financial instruments included in the balance sheets do not present significant differences from their fair values at March 31, 2004.


The fair values were estimated at a specific time, based on relevant market information available. Changes in the assumptions can significantly affect the presented estimates.


15   Insurance (not reviewed)

At March 31, 2004, Tele Nordeste Celular S.A. and its subsidiary had insurance cover against fire and sundry risks on their fixed asset items, for amounts considered sufficient to cover possible losses.


16   Pension Plan - TIMPREV

The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebras system, under the administration of the Fundacao Sistel de Seguridade Social - Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebras System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

In this sense, on November 13, 2002, through CGAJ/SPC Notification No. 1917, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV - NORDESTE ("Regulamento do Plano de Beneficios TIMPREV - NORDESTE") in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

With the TIMPREV regulations in hand, actions through the Human Resources area were taken, including the use of internal facilitators, for the disclosure among the participants of the differences of the new plan in relation to the prior one. This methodology is decisive for the success of migration, which is occurring naturally, by which the participant in opting for the TIMPREV does it in an irreversible manner, thus extinguishing his/her rights linked to the PBS benefit plan (defined benefit) and to the PAMA.

Up to this date, the migration performance represents approximately 92.46% of adherence.

In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

     o   Regular retirement pension
     o   Anticipated retirement pension
     o   Invalid (disability) pension
     o   Deferred proportional benefit
     o   Death pension

For the quarter ended March 31, 2004, the contributions made by the Company and its subsidiary to TIMPREV amounted to R$ 79 (R$27 at March 31, 2003).


17   Subsequent Event

At April 8, 2004, TIM Nordeste paid the right to withdrawal claimed by dissident shareholders that opposed the merger operation described in Note 2b, totaling about R$31,500, in accordance with the provisions of article 45 of Law No. 6404/76 and relevant event published on January 15, 2004.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    May 4, 2004

                                   By:     /s/      WALMIR URBANO KESSELI
                                        ----------------------------------------
                                   Name:   Walmir  Urbano Kesseli
                                   Title:  Chief Financial Officer